April 30, 2010

VIA EDGAR

Mr. Duc Dang
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:       Associated Estates Realty Corporation

            Commission file number:  001-12486

            Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Dang:

Set forth below is our response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Jeffrey Friedman, dated April 21, 2010, with respect to the filing referenced above.  For the staff’s convenience, the text of the staff’s comments is set forth below followed by our response.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Exhibits, Financial Statements Schedules

1.   Refer to the purchase and sale agreements included as Exhibits 10.14 and 10.15 to your Form 10-K. We note that the agreements, as filed, omit certain schedules and exhibits. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreements with your next quarterly report or tell us why the information is no longer material to investors.

RESPONSE:  We believe that these agreements are no longer material to investors.  The properties subject to the agreements were acquired pursuant to the terms of the agreement and there are no longer any material benefits to or obligations of the Company pursuant to those agreements.  Accordingly, the Company does not intend to include these agreements as exhibits going forward.

2.   We note that Exhibit 4.17, evidencing your financing agreement with Wells Fargo Bank, filed with this Form 10-K is not executed.  Please tell us why you have not filed an executed copy of this agreement.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

April 30, 2010

RESPONSE:  The failure to file an executed copy of this agreement was inadvertent.  The Company will file the fully executed agreement with the Company’s Form 10-Q for the period ended March 31, 2010.

Proxy Statement on Schedule 14A, filed April 2, 2010

3.   We note that you have filed a proxy statement on April 2, 2010. We also note that information required by Part III of your Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement.  Please note that we may have additional comments after we review your disclosure in the proxy statement.

RESPONSE:  If the staff has comments to the proxy statement, the Company will respond on a timely basis.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 797-8779.

Very truly yours,

/s/ Lou Fatica

Lou Fatica

Chief Financial Officer and Vice President

Associated Estates Realty Corporation